November 5, 2009
VIA EDGAR & FACSIMILE
John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax No. (703) 813-6963
Re:	American HomePatient, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed on March 5, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2009 Filed August 10, 2009 File No. 0-19532
Dear Mr. Reynolds:
     This letter is in response to the comments of the Staff of the Securities and Exchange Commission set out in your October 26, 2009 letter to American HomePatient, Inc. (the “Company”).
Form 10-K for Fiscal Year Ended December 31, 2008
Valuation of Long-lived Assets, page 44
1.	Please tell us how you considered paragraph 8 of SFAS 144 in determining whether to test your long-lived assets for impairment as of December 31, 2008 and June 30, 2009, as applicable. If you conducted an impairment test in fiscal 2008 or 2009, tell us how you group your long-lived assets for purposes of testing for impairment, the results of your test, and explain to us why an impairment charge was not recognized. If you have not tested your long-lived assets for impairment in fiscal 2008 or 2009, explain to us why not.
Response: Per FAS 144 paragraph 8, “a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” The Company last performed an impairment test for long-lived assets at December 31, 2008. The Company’s position has been to only disclose any resulting impairment from this test versus providing a statement of positive assurance that no impairment existed at December 31, 2008.

John Reynolds
November 5, 2009

Per FAS 144 paragraph 10, “For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” The Company has elected to treat its property and equipment as one asset group for impairment testing purposes as operating cash flows are identifiable to those long-lived assets and many of the Company’s branches collectively share centralized costs and revenue streams through utilization of the Company’s various billing and distribution centers.
The Company’s net property and equipment balance at December 31, 2008 was $32.0M. Per FAS 144, estimates of future cash flows used to test the recoverability of an asset group shall include future cash flows directly associated with and that are expected to arise as a direct result of the use of the asset group, excluding interest charges. Projected operating cash flows for FY 2009, excluding interest expense, were $44.9M. Based on FY 2009 projected operating cash flow of $44.9M and net property and equipment balance of $32.0 million at December 31, 2008, the asset group’s net book value was expected to be recovered in less than one year. The Company believes the asset group (consisting of property and equipment) has a useful life of significantly more than one year, and as such the Company believes the asset group’s value will be recovered in a sufficient amount of time to not warrant an impairment charge at December 31, 2008. Actual operating cash flows for the nine months ending September 30, 2009, excluding interest charges, were $44.2 million thereby recovering the net book value at December 31, 2008 during the nine months ended September 30, 2009.
At June 30, 2009, the Company determined an impairment test was not necessary for its long-lived assets since no triggering events had occurred that would affect the Company’s operating income and operating cash flows since the prior impairment test date of December 31, 2008.
Item 9A(T). Controls and Procedures, page 56
Disclosure Controls and Procedures, page 56
2.	We note the disclosure that your chief executive officer and chief financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures (“DC&P”) “In an effort to ensure that the information the Company must disclose in its filings with the SEC is recorded, processed, summarized, and reported on a timely basis...” Please be advised that DC&P is designed to ensure the items set forth in the DC&P definition in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. As such, revise to remove the first part of the sentence beginning with “In an effort...on a timely basis.”
Response: In its next 10-K filing the Company will replace the paragraph regarding the conclusions of management regarding the effectiveness of disclosure controls and procedures with the following:

John Reynolds
November 5, 2009

The Company’s chief executive officer and chief financial officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of December 31, 2009. Based on such evaluation, such officers have concluded that, as of December 31, 2009, these disclosure controls and procedures were effective.
3.	Based on your disclosure, it appears to us that your chief executive officer and chief financial officer only concluded that your DC&P were effective in timely alerting them to material information relating to the Company required to be disclosed in the Company’s periodic reports filed with the SEC. Please revise to disclose the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your DC&P (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your DC&P required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to Item 307 of Regulation S-K. Provide us with the text of your proposed disclosure in your response to us.
Response: In its next 10-K filing the Company will replace the paragraph regarding the conclusions of management regarding the effectiveness of disclosure controls and procedures with the following:
The Company’s chief executive officer and chief financial officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of December 31, 2009. Based on such evaluation, such officers have concluded that, as of December 31, 2009, these disclosure controls and procedures were effective.
Notes to Consolidated Financial Statements, page F-68
3. Summary of Significant Accounting Policies, page F-68
Goodwill and Other Intangible Assets, page F-71
4.	We note that you performed your annual impairment test on September 30, 2008 and concluded that there was no goodwill impairment. We further note that your revenues have been declining and you have not generated any income from continuing operations excluding earnings from unconsolidated joint ventures for the past three years. Additionally, you are not able to repay $233.6 million of debt due August 1, 2009 thus there is substantial doubt about your ability to continue as a going concern. In light of these factors, please provide a detailed analysis of your impairment test. Tell us how you adjusted your assumptions for computing the fair value of goodwill

John Reynolds
November 5, 2009

and how it was determined using a combination of discounted cash flow calculations, market multiples and other market information. Please provide sufficient detail to understand the assumptions used to support your conclusion.
Response: Prior to the Company performing its annual impairment test we evaluated and concluded, consistent with prior periods, that only one reporting unit existed for the Company.
The Company performed its annual impairment test and its reporting unit has a negative carrying value (liabilities of the reporting unit exceeded its assets), therefore the Company passed step 1 of the goodwill impairment test because the fair value of the Company is greater than its negative carrying value. In addition, we examined all liabilities held for those which exhibit possible characteristics of equity to verify that no adjustment should be made to the negative carrying value of the reporting unit and concluded that no adjustment was required. In forming the conclusion that this accounting treatment was appropriate, the Company consulted existing accounting guidance which is outlined in the paragraphs below.
The Company noted that the EITF Agenda Committee Report dated November 21, 2002 indicated that the EITF Agenda Committee considered the application of step 1 of the goodwill impairment test and agreed that if a reporting unit has a negative carrying value, that is, if the liabilities of the reporting unit exceed its assets, the reporting unit passes step 1 of the goodwill impairment test solely based on its negative carrying value as long as its fair value is zero or greater. The EITF Agenda Committee agreed that paragraph 19 of Statement 142 requires that if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is considered un-necessary.
In addition the Company was informed by our current auditors of a meeting held by the SEC Staff at the Office of the Chief Accountant on Tuesday, October 28, 2003 to discuss business combination issues under FAS 141 (agenda attached). During this meeting the agenda included discussion of the impact of negative carrying value on goodwill impairment testing. The guidance communicated related to this item was consistent to what was agreed to by the EITF Agenda Committee above. In attendance were representatives from the national accounting firms (including all current Big 4 firms).
The Company proposes to include the following footnote disclosure in the September 30, 2009 10-Q:
NOTE___ GOODWILL IMPAIRMENT ANALYSIS
Goodwill represents the excess of costs over fair value of assets of businesses acquired. Intangible assets with finite useful lives are amortized and goodwill and intangible assets with indefinite lives are not amortized.
Goodwill is tested annually for impairment and more frequently if events and circumstances indicate that the asset might be impaired. The Company has selected September 30 as its annual

John Reynolds
November 5, 2009

testing date. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of the reporting unit and compares it to its carrying amount. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.
Consistent with prior periods, the Company has determined that its business operates as one reporting unit. As of September 30, 2009, the liabilities of the Company exceeded its assets, resulting in a negative carrying value. Since the Company’s fair value exceeds its carrying value as of September 30, 2009, by definition, no goodwill impairment is indicated.
Other Assets, page F-71
5.	We note your other assets of $8,141,000 and $7,565,000 at December 31, 2008 and 2007, respectively, relating to life insurance arrangements that were recorded in connection with the prior acquisitions of certain home health care businesses and in connection with bonuses for employees. Please tell us the amount of employee bonuses included in other assets at December 31, 2008 and 2007 and if they also arose in connection with the prior acquisitions of certain home health care businesses. In addition, tell us the specific U.S. GAAP literature that you relied upon in accounting for the bonuses as other assets.
Response: In 1997, the Company purchased life insurance policies for certain employees in lieu of paying bonuses. The Company fully funded the premiums for these policies over a series of three years. While the employee is the beneficiary of the policy, per the agreement, the employee executed a Collateral Assignment giving the Company the ability to recoup the premiums funded either via proceeds payable at death of the insured employee, via cash surrender value if the policy is cancelled or if the Company requests the policy to be surrendered with written notice. If the policy is cancelled or surrendered, and the cash surrender value is less than the premiums that were funded by the Company, the employee must pay the shortfall. Per the Collateral Assignment, these rights may be exercised by the Company without the consent of any other party.
The Company had an immaterial receivable of $706K and $714K (recorded in other assets) at December 31, 2008 and 2007, respectively, comprised of premiums funded for these life insurance policies. These items were not related to prior acquisitions of home health care businesses.

John Reynolds
November 5, 2009

7. Investment in joint ventures, page F-7
6.	We note that your summarized financial information of all 50% owned joint ventures at December 31, 2008 and 2007 and for each of the years in the three year period ending December 31, 2008 is labeled “unaudited.” Please note that summarized annual financial data for significant equity investees should not be labeled “unaudited.” Revise to disclose the audited sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to significant equity investees pursuant to Rule 8-03(b)(3) of Regulation S-X.
Response: The summarized annual financial data for equity investees was inadvertently labeled “unaudited”. The Company proposes to remove the label “unaudited” in future filings.
10. Goodwill, page F-79
7.	We note the $122,093,000 total carrying amount of goodwill accounted for 48% of total assets at December 31, 2008 and 2007. We further note your disclosure, on page F-71, with respect to goodwill, intangible assets with indefinite lives, and intangible assets with finite useful lives. Please tell us the total carrying amount of each of these assets, and which balance sheet line item they were recorded, as of December 31, 2008 and June 30, 2009. In addition, revise to include the disclosures required by paragraph 45 of SFAS 142, as applicable. Provide us with the text of your proposed disclosure in your response to us. Refer to paragraphs 42-43 of SFAS 142 for additional guidance on goodwill and intangible asset disclosure requirements.
Response: The Company’s policy disclosure on page F-71 outlines how other intangible assets would be accounted for if they existed. As noted in footnote 10, the Company only has goodwill, and no other intangible assets existed at December 31, 2008 and 2007 or June 30, 2009. In prospective filings the Company will remove the intangible asset discussion from our policy footnote in order to provide better clarity. The Company verified that it has adequately disclosed the specific required information related to goodwill after reviewing paragraphs 43 and 45 of FAS 142 referenced above.
11. Debt and Capital Leases, page F-79
8.	Please revise to disclose, as applicable, all restrictive covenants (e.g. restrictions on dividends, additional indebtedness, redemptions or repurchases of outstanding equity, sale of assets, any other uses of cash, or obligations to maintain minimum working capital) and assets mortgaged, pledged, or otherwise subject to lien, pursuant to paragraphs 18-19 of SFAS 5. At a minimum, we would expect your revised disclosure to include a

John Reynolds
November 5, 2009

discussion of the assets held on deposit with lessors that are referenced on page F-71. Also state whether you were in compliance with your covenants as of each balance sheet date. Provide us with the text of your proposed disclosure in your response to us.
Response: FAS 5 paragraph 18 outlines required disclosures for a number of items related to debt. In footnote 11, Debt and Capital Leases, the Company discloses that the debt is secured by substantially all assets of the Company. The Company will revise footnote 11 prospectively by including the following information summarizing the relevant restrictive covenants:
“The Company has certain debt covenants that restrict the transfer or sale of collateral other than in the ordinary course of business without written consent, or allowing other non-permitted liens on the collateral.”
The Company is in compliance with these covenants at June 30, 2009 and December 31, 2008. The Company’s position has been to only disclose instances of noncompliance with these covenants versus providing a statement that the Company is in compliance with these covenants.
Assets held on deposit per your comment are not included in the revised covenant language because these items are primarily related to leases for office/warehouse space and not capital leases.
Exhibits
9.	We are unable to locate Exhibit 10.21. Please provide this exhibit.
Response: Exhibit 10.21 was filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. In its next 10-Q filing the Company will include a corrected reference for Exhibit 10.21, incorporating this document by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.
10.	It appears that various documents in Exhibits 10.8 through 10.16, all of which are incorporated by reference to exhibits in the company’s annual report on Form 10-K for the year ended December 31, 2003, are not executed or complete. In addition to lacking the signature of one of the parties to the agreement, they do not provide information that is said to be contained in one or more schedules, in part or in whole, and/or exhibits. Please see, e.g., Exhibit 10.8 (Schedule 1 does not provide names of specific Lenders), Exhibit 10.9 (Schedules II and III and Exhibit A do not provide any specific information), Exhibit 10.10 (Schedules I through III and Exhibit A do not provide any specific information). Please file executed agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.
Response: In its next 10-Q filing the Company will attach versions of Exhibits 10.8 through 10.16 with all schedules and exhibits completed. These documents were executed by the

John Reynolds
November 5, 2009

Company in connection with its approved plan for emergence from Chapter 11 bankruptcy. As disclosed on page 5 of the Company’s Form 10-K for the year ended December 31, 2003, to the Company’s knowledge, the Company’s Lenders have not executed these agreements. Nonetheless, the Company believes that a Lender potentially could successfully assert that the Company is bound by these documents, and has therefore filed them as material agreements without Lender signature.
Form 10-Q for the fiscal quarter ended June 30, 2009
Notes to Interim Condensed Consolidated Financial Statements (unaudited), page 8
11.	Given the significance of your Secured Debt to total liabilities, the going concern as a result of its near term maturity (Note 2), and Forbearance Agreement subsequent to June 30, 2009 (Note 3), we would expect footnote disclosure of your debt in both the interim and annual periods. Please revise to include a Secured Debt footnote, as applicable, and tell us whether there were any material changes to your Secured Debt as a result of the Forbearance Agreement. Provide us with the text of your proposed disclosure in your response to us.
Response: The Company discussed developments related to the Secured Debt in footnotes 2 and 3 in the June 30, 2009 10-Q. These footnotes disclosed the outstanding debt balance, as well as the terms of the Forbearance Agreement. In addition, the Company discussed the terms of the Secured Debt in the Liquidity and Capital Resources section of the June 30, 2009 10-Q, including the outstanding balance and applicable interest rate. There were no changes to the terms of the Secured Debt as a result of the Forbearance Agreement, so no additional disclosures were considered necessary.
Through the Company’s detailed disclosure review process prior to filing Q2, it was determined by the Company that the information included in the June 30, 2009 10-Q adequately discloses and describes all relevant information related to the Secured Debt and Forbearance Agreements.
In order to further clarify for readers of the statements, the Company will specifically add the following Secured Debt footnote disclosure prospectively beginning with the September 30, 2009 10-Q, as follows:
NOTE ___ SECURED DEBT
The Company has Secured Debt of $226.4 million, as evidenced by a promissory note to the agent for the Company’s lenders (“Lenders”). This indebtedness is secured by substantially all of the assets of the Company and matured on August 1, 2009. As described more fully in Note ___, “Going Concern and Liquidity”, the Company was not able to repay this debt at or prior to maturity from cash flow from operations and existing cash, or refinance this debt prior to the maturity date. As described more fully in Note ___, “Subsequent Events”, the Company has

John Reynolds
November 5, 2009

entered into a series of monthly forbearance agreements as the Company and the Lenders continue to work toward a resolution of the debt maturity issue.
Under the terms of the Secured Debt, interest was payable monthly on the Secured Debt at a rate of 6.785% per annum. Payments of principal were paid annually on March 31 of each year in the amount of the Company’s Excess Cash Flow (defined as cash in excess of $7.0 million at the end of the Company’s fiscal year) for the previous fiscal year end. An estimated prepayment of the Excess Cash Flow was due on each September 30 in an amount equal to one-half of the anticipated Excess Cash Flow. The Company made a principal payment of $6.5 million on March 31, 2009 which represented the remaining Excess Cash Flow payment due on that date based on actual Excess Cash Flow as of December 31, 2008. Since the maturity date, the Company continues to pay interest on a monthly basis consistent with the original terms of the Secured Debt.
3. Subsequent Event, page 9
12.	Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc. We direct your attention to the July 31, 2009 forbearance agreement entered into by and among the Company, NexBank, SSB (the “Agent”), and a majority of the senior debt holders (the “Forbearance Holders”). Explain why this agreement was not filed in its entirety pursuant to Item 601(b)(10) of Regulation S-K, or file the agreement with all attachments.
Response: We note the last sentence of Instruction 2 to Item 601(b)(10) of Regulation S-K, which states that “With respect to quarterly reports on Form 10-Q, only those contracts executed or becoming effective during the most recent period reflected in the report shall be filed.” The July 31, 2009 Forbearance Agreement was not executed and did not become effective during the quarter ended June 30, 2009. The Company intends to file the Forbearance Agreement in its quarterly report on Form 10-Q for the period ended September 30, 2009.
8. Fair Value Measurement and Fair Value Option, page 16
13.	We note your statement that the Company cannot estimate the fair value of its Secured Debt at June 30, 2009 or December 31, 2008 because debt instruments of comparable terms and maturities are unavailable due to current conditions in the debt market. Please further explain to us why you cannot estimate the fair value of your Secured Debt at June 30, 2009 or December 31, 2008, including your basis for determining that debt instruments of comparable terms and maturities are unavailable due to current conditions in the debt market. Also tell us whether or not it is

John Reynolds
November 5, 2009

practicable to estimate the fair value and the reason(s) why. Refer to paragraph 10 and 15 of SFAS 107.
Response: The Company respectfully advises the Staff that, consistent with paragraph 15 of SFAS 107, the Company believes that as of December 31, 2008, June 30, 2009, (and currently) it is not practicable to estimate the fair value of its Secured Debt due to the August 1, 2009 maturity date and because debt instruments of comparable terms and maturities are unavailable based on current conditions in the debt market. In addition, the Company’s statement is based on the following:
•	The fair value of the Secured Debt was estimated by the Company at December 31, 2007 in reliance on the interest rates quoted for comparable secured debt in the debt markets. As a result of the turbulence in the debt markets throughout 2008 and 2009, the interest rates quoted for comparable secured debt in the debt markets could no longer be relied upon to accurately estimate the fair value of the Secured Debt. In the absence of reliable comparable interest rates, the Company has concluded that a third party valuation would be necessary to accurately estimate the fair value of the Secured Debt; and

•	The Company has not obtained a third party valuation of the fair value of the Secured Debt because the cost and effort to obtain such a valuation would be excessive.

14.	If estimating the fair value is not practicable, revise to specifically state this and include the disclosures required by paragraph 14 of SFAS 107. Alternatively, if estimating the fair value is practicable, revise to include the disclosures required by paragraph 32 of SFAS 157. You may also refer to the Implementation Guidance in Appendix A for additional guidance on the quantitative disclosures required by SFAS 157. Provide us with the text of your proposed disclosure in your response to us.
Response: In its future filings, the Company will disclose the reasons why it believes that it is not practicable to estimate fair value of its Secured Debt as below (as applicable at such time):
“At December 31, [   ] and [   ], it was not practicable to estimate the fair value of the Company’s Secured Debt because of the August 1, 2009 maturity date and no market exists for comparable debt instruments and because of the Company’s inability to estimate the fair value without incurring excessive costs.”
Section 302 Certifications — Exhibit 31
15.	Please revise the Section 302 Certifications filed with your June 30, 2009 Form 10-Q and December 31, 2008 Form 10-K to delete the word

John Reynolds
November 5, 2009

“quarterly” or “annual” in paragraphs 1 — 3, as applicable, as required by Exhibit 601(b)31 of Regulation S-K.
Response: In its future 10-Q and 10-K filings the Company will delete the word “quarterly” or “annual” from the Section 302 Certifications where that word does not appear in Exhibit 601(b)31 of Regulation S-K.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Chief Financial Officer

AGENDA
Tuesday, October 28, 2003
2:00 to 4:00 pm
Introduction and Meeting Objectives

Pages
Items Previously Discussed
Valuation and Impairment Testing of Intangible Assets — “Residual Method”	1 - 3
Accounting for Pre-Existing Contracts between the Parties to a Business Combination	4 - 7
Accounting for the Settlement of Litigation Over the Purchase Price of an Acquired Business	*
Extractive Industry Issues	8 - 9
Impact of Negative Carrying Value on Goodwill Impairment Testing	10

New Items for Discussion
Implementation Issues Related to EITF 02-17	11 - 15
FIN 45 Guarantees in a Business Combination	16 - 17
Disposal of a Portion of a Reporting Unit — Integration Considerations	18 - 20
Equity Method — Negative Goodwill	21 - 22
Use of Discounted Cash Flows as an Amortization Method	23 - 24

*	No additional materials included in this document